EXHIBIT 99.1

Brookfield Corporation Announces Pricing of $600 Million Notes Due 2031

BROOKFIELD, NEWS, Sept. 21, 2026 (GLOBE NEWSWIRE) -- Brookfield Corporation (“Brookfield”) (NYSE: BN, TSX: BN) today announced the pricing of a public offering of $600 million principal amount of senior notes due 2031 (the “notes”), which will bear interest at a rate of 5.650% per annum. The offering is expected to close on September 23, 2026, subject to the satisfaction of customary closing conditions.

The notes will be issued by Brookfield Finance Inc., an indirect wholly-owned subsidiary of Brookfield (the “issuer”), and will be fully and unconditionally guaranteed by Brookfield. It is expected that the net proceeds from the sale of the notes will be used for general corporate purposes.

The notes are being offered under Brookfield and the issuer’s existing base shelf prospectus filed in the United States and Canada and pursuant to an effective combined registration statement on Form F-10 on file with the U.S. Securities and Exchange Commission (the “SEC”) (File Nos. 333-292304-04 and 333-292304). Copies of the prospectus supplement and accompanying base shelf prospectus may be obtained free of charge on EDGAR at www.sec.gov/edgar or on SEDAR+ at www.sedarplus.ca. Before you invest, you should read these documents and other public filings by Brookfield for more complete information about Brookfield and this offering.

Alternatively, copies can be obtained from the joint book-running managers and underwriters:

Deutsche Bank Securities Inc. 1 Columbus Circle New York, NY 10019 Attn.: Prospectus Group Telephone: 1-800-503-4611 Email: prospectus.CPDG@db.com	BofA Securities, Inc. NC1-022-02-25 201 North Tryon Street Charlotte, NC 28255-0001 Attn: Prospectus Department Telephone: 1-800-294-1322 Email: dg.prospectus_requests@bofa.com

This news release does not constitute an offer to sell or the solicitation of an offer to buy the notes described in this news release, nor will there be any sale of these notes in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of such jurisdiction. The notes being offered have not been recommended, approved or disapproved by the SEC or any regulatory authority, nor has any such authority passed upon the accuracy or adequacy of the base shelf prospectus or the prospectus supplement.

About Brookfield Corporation

Brookfield Corporation is a leading global investment firm focused on building long-term wealth for institutions and individuals around the world. We have three core businesses: Asset Management, Wealth Solutions, and our Operating Businesses which are in infrastructure, energy, private equity and real estate.

We have a track record of delivering 15%+ annualized returns to shareholders for over 30 years, supported by our investment and operational experience. Our conservatively managed balance sheet, extensive operational experience and global sourcing networks allow us to consistently access unique opportunities. At the center of our success is the Brookfield Ecosystem, which is based on the fundamental principle that each group within Brookfield benefits from being part of the broader organization. Brookfield Corporation is publicly traded in New York and Toronto (NYSE: BN, TSX: BN).

For more information, please contact:

Media:	Investor Relations:
Kerrie McHugh	Katie Battaglia
Tel: (212) 618-3469	Tel: (416) 359-8544
Email: kerrie.mchugh@brookfield.com	Email: katie.battaglia@brookfield.com

Forward-Looking Statements

This news release contains “forward-looking information” within the meaning of Canadian provincial securities laws and “forward-looking statements” within the meaning of the U.S. Securities Act of 1933, the U.S. Securities Exchange Act of 1934, “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995 and in any applicable Canadian securities regulations (collectively, “forward-looking statements”). Forward-looking statements include statements that are predictive in nature, depend upon or refer to future results, events or conditions, and include, but are not limited to, statements which reflect management’s current estimates, beliefs and assumptions and which in turn are based on our experience and perception of historical trends, current conditions and expected future developments, as well as other factors management believes are appropriate in the circumstances. The estimates, beliefs and assumptions of Brookfield are inherently subject to significant business, economic, competitive and other uncertainties and contingencies regarding future events and as such, are subject to change. Forward-looking statements are typically identified by words such as “expect”, “anticipate”, “believe”, “foresee”, “could”, “estimate”, “goal”, “intend”, “plan”, “seek”, “strive”, “will”, “may” and “should” and similar expressions. In particular, the forward-looking statements contained in this news release include statements referring to the offering, the expected use of proceeds from the offering and the expected closing date of the offering.

Although Brookfield believes that such forward-looking statements are based upon reasonable estimates, beliefs and assumptions, certain factors, risks and uncertainties, which are described from time to time in our documents filed with the securities regulators in Canada and the United States, not presently known to Brookfield, or that Brookfield currently believes are not material, could cause actual results to differ materially from those contemplated or implied by forward-looking statements.

Readers are urged to consider these risks, as well as other uncertainties, factors and assumptions carefully in evaluating the forward-looking statements and are cautioned not to place undue reliance on such forward-looking statements, which are based only on information available to us as of the date of this news release. Except as required by law, Brookfield undertakes no obligation to publicly update or revise any forward-looking statements, whether written or oral, that may be as a result of new information, future events or otherwise.